C. Patrick Gadson  pgadson@velaw.com

Tel +1.212.237.0198  Fax +1.917.849.5386

December 27, 2022

Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	REPUBLIC FIRST BANCORP, INC. PREC14A filed December 8, 2022 SEC File No. 0-17007

Dear Ms. Chalk:

Set forth below are the responses on behalf of Republic First Bancorp, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated December 14, 2022, with respect to its preliminary proxy statement, File No. 0-17007, filed with the Commission on December 8, 2022 (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter, the Company is also submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) on EDGAR. All references to page numbers and captions correspond to the Preliminary Proxy Statement and all capitalized terms used but not defined herein have the same meanings as in the Preliminary Proxy Statement, unless otherwise specified.

Shareholder Proposals and Nominations for the 2023 Annual Meeting, page 44

1.

In the first paragraph of this section, you disclose that, for timing of proposals submitted to the Company, the 2023 Annual Meeting is expected to be more than 30 days from the anniversary of the current 2022 Annual Meeting. Since this is also relevant for purposes of the deadlines set forth in Rule 14a-19 and referenced in the last paragraph of this section, please repeat the disclosure there.

RESPONSE:         The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in this section to clarify that the date of the 2023 Annual Meeting has not yet been determined. The Company respectfully refers the Staff to page 44 of the Amended Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

December 27, 2022 Page 2

General

2.

Briefly describe the basis upon which the Company concluded that the Norcross Group nominations are invalid. See Compliance and Disclosure Interpretation 139.05 under “Proxy Rules and Schedules 14A/14C” at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.

RESPONSE:         The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to describe that the Company concluded that the Norcross Group nomination is invalid due to the failure to comply with the Company’s Amended and Restated Articles of Incorporation and Amended and Restated By-Laws because Philip A. Norcross of the Norcross Group was not a shareholder of record at the time of giving notice of nomination. The Company respectfully refers the Staff to page 1 of the Letter to Shareholders, page ii of the Notice of 2022 Annual Meeting of Shareholders and pages 3, 4, 8 and 9 of the Amended Proxy Statement.

3.

Describe the risks to shareholders voting on the Company’s proxy card if the dissident nominations are deemed valid in the court challenge currently pending in Pennsylvania. That is, disclose that in that case, the Company must discard any previously-solicited proxy cards that do not include the dissident nominees and may need to delay the annual meeting to allow time for shareholders to receive and consider the new proxy materials, which will need to include a universal proxy card. See Compliance and Disclosure Interpretation 139.05 under “Proxy Rules and Schedules 14A/14C” at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi. In addition, please note that in those circumstances, the Company will also need to revise the proxy statement to comply with all aspects of Schedule 14A and Rule 14a-19 applicable to a proxy contest subject to that provision.

RESPONSE:         The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to disclose that in the event the dissident nominations are deemed valid in the pending litigation, the Company will discard any previously-solicited proxy cards that do not include the dissident nominees and may need to delay the annual meeting to allow time for shareholders to receive and consider the new proxy materials, including a universal proxy card. The Company respectfully refers the Staff to page 2 of the Letter to Shareholders, page ii of the Notice of 2022 Annual Meeting of Shareholders and pages 3, 4, 8, and 9 of the Amended Proxy Statement.

December 27, 2022 Page 3

4.	Please update the proxy statement to reflect the transaction recently proposed by the Norcross Group and disclosed in its Schedule 13D/A filed December 9, 2022.

RESPONSE:         The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to reference the transaction proposed by the Norcross Group and disclosed in its Schedule 13D/A filed December 9, 2022 and that was revised by the Norcross Group on December 24, 2022. The Company respectfully refers the Staff to page 3 of the Amended Proxy Statement.

Form of Proxy, page A-4

5.

Refer to proposal 1 on the form of proxy card. The reference to being able to withhold authority for more than one “nominee(s)” (in the plural) does not appear applicable here, where there are only two nominees. Please revise.

RESPONSE:         In response to the Staff’s comment, the Company has revised the disclosure on the form of proxy card and removed the reference to the ability to withhold on multiple nominees.

6.

We note the following disclosure on the form of proxy card, following proposal 4: “NOTE: Such other business as may properly come before the meeting or any adjournment thereof.” It is unclear what such disclosure refers to. Please revise.

RESPONSE:         In response to the Staff’s comment, the Company has revised the disclosure on the form of proxy card to clarify that the proxies are authorized to vote on other business that may properly come before the Annual Meeting, to the extent permitted by Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended.

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December 27, 2022 Page 4

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson